Press Release

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GreenPower Announces Issuance of Series B Convertible Preferred Shares in Settlement of Convertible Debentures and Issuance of Shares for Accrued Interest and Dividends

Vancouver, Canada, October 16, 2026 - GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower" or the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announces that it has converted (the "Preferred Share Offering") the principal of convertible debentures (the "Debentures") in the aggregate amount of $1,999,750 owed to certain creditors into an aggregate of 2,105 series B convertible preferred shares (each, a "Series B Convertible Preferred Share"), with a stated value of USD $1,000 per share, for a purchase price of US$1,999,750 and a stated value of US$2,105,000.  The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company (each, a "Share") at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares. In addition, a total of 219,932 common shares of the Company were issued for interest accrued from July 1, 2026 to September 30, 2026 to the Debenture investors, and 140,640 common shares of the Company were issued for dividends accrued from July 1, 2026 to September 30, 2026 to the Series B Convertible Preferred Share investors. The conversion of Debentures into Series B Convertible Preferred Shares improves the Shareholders' Equity of the Company. This strategic decision was made to improve the Company's balance sheet and align with Nasdaq's minimum shareholders' equity requirement.

Insiders of the Company participated in the Preferred Share Offering, and received common shares of the Company for accrued interest on the Debentures and accrued dividends on the Series B Convertible Preferred Shares, and each are considered to be a "related party" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the issuance of the Series B Convertible Preferred Shares are considered to each be a "related party transaction" within the meaning of MI 61-101 but each is exempt from the formal valuation requirement and minority approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(g) and 5.7(e) of MI 61-101.

All securities issued to insiders in the Preferred Share Offering will be subject to a statutory hold period of four months plus a day from the closing of the Preferred Share Offering in accordance with applicable securities legislation.

Early Warning Requirements - Fraser Atkinson ("Atkinson")

The following disclosure is being provided as required by applicable securities and regulatory requirements.

The Company issued the following securities to FWP Acquisition Corp. ("FWP Acquisition"), a company owned by Fraser Atkinson ("Atkinson"):

  On September 30, 2026 1,579 Series B Convertible Preferred Shares were issued in settlement of the Debenture in the principal amount of $1,500,050 owing to FWP Acquisition;

  On September 18, 2026 and September 30, 2026 a total of 75,773 common shares were issued for accrued interest on Debentures owing to FWP Acquisition; and

  On September 18, 2026 and September 30, 2026 a total of 140,640 common shares were issued for accrued dividends on Series B Convertible Preferred Shares owing to FWP Acquisition.

In addition, on September 18, 2026 and September 30, 2026 a total of 4,367 common shares were issued to Koko Financial Services Ltd. ("Koko"), a company owned by Atkinson, for accrued interest on Debentures owned by Koko.

Prior to the issuance of the Series B Convertible Preferred Shares, and the common shares, Atkinson directly and indirectly owned and controlled the following securities:

  536,230 Shares held directly;

  2,857 Shares held indirectly through Atkinson Family Trust;

  785,555 Shares held indirectly through FWP Acquisition;

  464,367 Shares held indirectly through 0851433 B.C. Ltd. ("NumberCo"), a private company controlled by Atkinson;

  634,686 Shares held indirectly through FWP Holdings LLC ("FWP Holdings"), a private limited liability company controlled by Atkinson;

  70,893 Shares held indirectly through KFS Capital LLC ("KFS"), a private limited liability company owned by Atkinson;

  333,209 Shares held indirectly through Koko Financial Services Ltd. ("Koko") a private company controlled by Atkinson;

  1,786 Shares held through H. Atkinson ITF RR Atkinson;

  1,786 Shares held through H. Atkinson ITF SS Atkinson;

  24,500 stock options;

  54,348 warrants held by FWP Acquisition;

  Debenture in the amount of US$1,874,945 held by FWP Acquisition;

  Debenture in the amount of US$108,055 held by Koko; and

  4,640 Series B Convertible Preferred Shares held indirectly through FWP Acquisition,

which represents 27.8% of the 10,190,847 issued and outstanding Shares prior to the date of the issuance of the Series B Convertible Preferred Shares and the common shares, on a non-diluted basis. If Atkinson were to exercise the stock options, the warrants and convert the Debentures and the Series B Convertible Preferred Shares, Atkinson would directly and indirectly own and control 7,262,614 Shares or 49.7% of the issued and outstanding Shares calculated on a partially-diluted basis.

Following the issuance of the Series B Convertible Preferred Shares and the common shares, Atkinson directly and indirectly owned and controlled an aggregate of:

  536,230 Shares held directly;

  2,857 Shares held indirectly through Atkinson Family Trust;

  1,00,968 Shares held indirectly through FWP Acquisition;

  464,367 Shares held indirectly through NumberCo;

  634,686 Shares held indirectly through FWP Holdings;

  70,893 Shares held indirectly through KFS;

  337,576 Shares held indirectly through Koko;

  1,786 Shares held through H. Atkinson ITF RR Atkinson;

  1,786 Shares held through H. Atkinson ITF SS Atkinson;

  24,500 stock options;

  54,348 warrants held by FWP Acquisition;

  Debenture in the amount of US$374,895 held by FWP Acquisition;

  Debenture in the amount of US$108,055 held by Koko; and

  6,219 Series B Convertible Preferred Shares held indirectly through FWP Acquisition,

which represents 29.3% of the 10,411,627 issued and outstanding Shares as at the date of the issuance of the Series B Convertible Preferred Shares and the common shares, on a non-diluted basis. If Atkinson were to exercise the stock options and the warrants and convert the Debentures and the Series B Convertible Preferred Shares, Atkinson would directly and indirectly own and control 14,127,164 Shares or 47.9% of the issued and outstanding Shares calculated on a partially-diluted basis.

The Series B Convertible Preferred Shares were issued in settlement of a portion of the Debentures outstanding, and the shares were issued for accrued interest and accrued dividends. Atkinson intends to monitor the business and affairs of the Company, including its financial performance, and depending upon these factors, market conditions and other factors, additional securities of the Company may be acquired as is considered or deemed appropriate. Alternatively, some or all of the securities described herein may be disposed of in compliance with applicable securities regulatory requirements.

A copy of Atkinson's early warning report will appear on the Company's profile on SEDAR+ at www.sedarplus.ca and may also be obtained by contacting Michael Sieffert at 604-563-4144.

Early Warning Requirements - G. David Richardson ("Richardson")

On September 30, 2026, Countryman Investments Ltd ("Countryman") was issued 526 Series B Convertible Preferred Shares in settlement of the principal amount of the Debenture in the amount of $499,700 owing to Countryman, and on September 18, 2026 and September 30, 2026 a total of 139,792 common shares were issued for accrued interest on Debentures owned by  Countryman.

Prior to the issuance of the Series B Convertible preferred Shares and the common shares, Richardson directly and indirectly owned and controlled the following securities:

  980,043 Shares held indirectly through Countryman;

  11,500 Shares;

  24,500 stock options;

  4,846,396 warrants held indirectly through Countryman; and

  Debenture in the amount of US$3,459,000 held indirectly through Countryman,

which represents 9.65% of the 10,271,835 issued and outstanding Shares as the date prior to the issuance of the Series B Convertible Preferred Shares and the common shares on a non-diluted basis. If Richardson were to exercise the stock options and the warrants and convert the Debenture and the Series B Convertible Preferred Shares, Richardson would directly and indirectly own and control 9,356,378 Shares or 50.2% of the issued and outstanding Shares calculated on a partially-diluted basis.

Following the issuance of the Series B Convertible Preferred Shares and the common shares, Richardson directly and indirectly owned and controlled an aggregate of:

  1,119,835 Shares held indirectly through Countryman;

  11,500 Shares;

  24,500 stock options;

  4,846,396 warrants held indirectly through Countryman;

  526 Series B Convertible Preferred Shares held indirectly through Countryman; and

  Debenture in the amount US$2,959,300 held indirectly through Countryman,

which represents 10.9% of the 10,411,627 issued and outstanding Shares as at the date of the issuance of the Series B Convertible Preferred Shares and the common shares, on a non-diluted basis. If Richardson were to exercise the stock options and the share purchase warrants, convert the Debenture and convertible the Series B Convertible Preferred Shares, Richardson would directly and indirectly own and control 9,257,752 Shares or 49.9% of the issued and outstanding Shares calculated on a partially-diluted basis.

The Series B Convertible Preferred Shares were issued in settlement of a portion of the Debenture outstanding and the shares were issued for accrued interest. Richardson intends to monitor the business and affairs of the Company, including its financial performance, and depending upon these factors, market conditions and other factors, additional securities of the Company may be acquired as is considered or deemed appropriate.  Alternatively, some or all of the securities described herein may be disposed of in compliance with applicable securities regulatory requirements.

A copy of Richardson's early warning report will appear on the Company's profile on SEDAR+ at www.sedarplus.ca and may also be obtained by contacting Michael Sieffert at 604-563-4144.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com.

©2026 GreenPower Motor Company Inc. All amounts are denominated in US dollars. All rights reserved.